EXPLORTEX ENERGY, INC.

January 26, 2009

Mr. Karl Heller

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Explortex Energy Inc.’s Form 10-KSB for the Fiscal Year Ended April 30, 2008

Dear Mr. Heller:

This is in response to the Commission’s comments on the above referenced Form 10-KSB.  The staff’s comments are included for your convenience.

Controls and Procedures, page 10

QUESTION 1. We note from your disclosure that you carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of April 30, 2008, and based on that evaluation, you concluded that your disclosure controls and procedures are effective. Tell us the reasons your conclusion of having material weaknesses in your internal control over financial reporting had not precluded your conclusion regarding the effectiveness of your disclosure controls and procedures as of April 30, 2008.

RESPONSE 1. During the year ended April 30, 2008, the Company concluded, after an extensive evaluation of the effectiveness of our disclosure controls and procedures, that our controls and procedures were effective, and no changes were necessary. All relevant information was reviewed repeatedly by management, SEC counsel, and independent auditors, to insure that information disclosed was accurate, and was reported within the time periods specified by the rules and forms of the SEC.

After review of our internal controls over financial reporting, we concluded that certain weaknesses were evident which resulted from lack of segregation of duties due to the limited scope and size of our Company.  Currently, our Company has limited assets and operations and is served by only one officer and director.  As a result, we identified material weaknesses in four areas; segregation of duties, insufficient board representation, lack of personnel to man internal committees related to audit and financial issues, and lack of personnel in the Company’s finance and accounting department with knowledge of complex accounting and financial reporting matters.  It was concluded though, that with the Company’s current limited scope of operations, these weaknesses in internal controls over financial reporting did not result in a weakness in the effectiveness of the disclosure controls and procedures.

The Company recognizes, however, that these weaknesses, although not currently material in relation to the Company’s current operations, could become material as Company operations expand or material events dictate. As growth or events dictate, and in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we intend to take appropriate and reasonable steps on a timely basis to make the necessary improvements to remediate these weaknesses.

QUESTION 2. Please expand your disclosure to clearly set forth your assessment of internal control over financial reporting and to provide the information required by Item 308(a)(2) of Regulation S-B, concerning the framework used to evaluate effectiveness.

RESPONSE 2. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. We intend to amend the filings, to make reference to the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework, which we used as the framework on which we based our assessments.

Exhibits

Exhibit 31.1

QUESTION 3. We note that your Officer’s certification does not comply Item 601(b)(31)(i) of Regulation S-B, as it is missing the language specified for paragraphs 4 and 4(b), and does not include the appropriate language in paragraph 4(d). Please include a revised certification in an amendment to your filing. This issue also applies to your interim reports for the periods ended July 31, 2008 and October 31, 2008.

RESPONSE 3.  The certifications that will be filed as exhibits to amendments to the April 30, 2008 10-KSB and the July 31, 2008 10-QSB and October 31, 2008 10-QSB are attached to this response.

The company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (508) 362-4420 with any further comments or questions you may have.

Very truly yours,

/s/ John J. Lennon
John J. Lennon
Director and Chief Executive Officer

cc: Tracie Towner

Rule 13a-14 Certifications

I, John J. Lennon, Chief Executive Officer and Chief Financial Officer of Explortex Energy Inc., certify that:

1. I have reviewed this annual report on Form 10-KSB for the year ended April 30, 2008 of Explortex Energy Inc.,

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: January     , 2009

/S/ John J. Lennon
John J. Lennon
Chief Executive Officer
Chief Financial Officer

Rule 13a-14 Certification

I, John J. Lennon, Chief Executive Officer and Chief Financial Officer of Explortex Energy Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q for the three months ended July 31, 2008, of Explortex Energy Inc.,

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date :January     , 2009

/S/ John J. Lennon
John J. Lennon
Chief Executive Officer
Chief Financial Officer

Rule 13a-14 Certification

I, John J. Lennon, Chief Executive Officer and Chief Financial Officer of Explortex Energy Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q for the three months ended October 31, 2008, of Explortex Energy Inc.,

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting;

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date :January     , 2009

/S/ John J. Lennon
John J. Lennon
Chief Executive Officer
Chief Financial Officer